Exhibit 3.1

AMENDMENT NO. 3 TO

AMENDED AND RESTATED BYLAWS OF

IMPAX LABORATORIES, INC., AS AMENDED

The Amended and Restated Bylaws of Impax Laboratories, Inc., as amended (the “Bylaws”) are hereby amended as follows:

1.     Section 14 of Article III shall be amended and restated in its entirety to read as follows:

“SECTION 14. NUMBER. The authorized number of directors shall be no less than one nor more than nine. Within the foregoing limits, the number of directors shall be fixed from time to time by resolution adopted by the Board. (Del Code Ann., tit. 8, §§ 141(b)).”

2.     Except as expressly modified hereby, the Bylaws and all the provisions contained therein shall remain in full force and effect.

This Amendment No. 3 to the Bylaws was adopted by the Board of Directors of Impax Laboratories, Inc., effective October 7, 2015

/s/ Mark A. Schlossberg

Name: Mark A. Schlossberg

Title: Senior VP, General Counsel and Corporate Secretary